15047473

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 Wash., DC

SEC FILE NUMBER
8- 67812

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2014 AND ENDING 12-31-2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INNOVATION PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5950 FAIRVIEW ROAD, SUITE 806
(No. and Street)

CHARLOTTE NC 28210
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PATRICK SUTHERLAND - 704-708-5461 x 302
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOYER SMITH AND ROLLER, P.A.
(Name – *if individual, state last, first, middle name*)

7229 ALBEMARLE ROAD, SUITE A, CHARLOTTE, NC 28227
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/7

DD 3/10/15

OATH OR AFFIRMATION

I, PATRICK SUTHERLAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INNOVATION PARTNERS LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

ELISA C LOZANO
Notary Public
Union Co., North Carolina
My Commission Expires Dec. 05, 2017

Signature

President
Title

Elisa C Lozano
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Prepare for Tomorrow
MSR
Moyer, Smith & Roller, P.A.
Certified Public Accountants

7229 Albemarle Rd., Suite A
Charlotte, NC 28227
T: 704-566-0222
F: 704-531-6197
cpacharlotte@msr-cpa.com
www.msr-cpa.com

Report of Independent Registered Public Accounting Firm

To the Members
Of Innovation Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Status Report under SEC Rule 15c3-3, in which Innovation Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Innovation Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) and Innovation Partners, LLC stated that they met the identified exemption provisions throughout the most recent fiscal year without exceptions. Innovation Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about Innovation Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statement. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c303 under the Securities Exchange Act of 1934.

Moyer, Smith + Roller, P.A.

Charlotte, North Carolina
January 16, 2015

Innovation Partners LLC.
Head Office Physical Address: 5950 Fairview Road, Suite 806, Charlotte, NC 28210
Phone: 704.708.5461 Fax: 919-882-8280
www.innovationpartnersllc.com

IP
LLC

EXEMPTION STATUS REPORT UNDER SEC RULE 15C3-3

Innovation Partners, LLC claims an exemption from 17 C.F.R 240.15c3-3 (k)(2)(i). Innovation Partners, LLC has no control over the funds nor securities which it handles on behalf of customers. All funds are transferred directly from the customer to the clearing facility.
Innovation Partners, LLC has met the above exemption provisions throughout the most recent calendar year ended December 31, 2014 without exception.

Signature

President

Title

1/21/15

Date

Prepare for Tomorrow

MSR

Moyer, Smith & Roller, P.A.
Certified Public Accountants

7229 Albemarle Rd., Suite A
Charlotte, NC 28227
T: 704-566-0222
F: 704-531-6197
cpacharlotte@msr-cpa.com
www.msr-cpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
Of Innovation Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Innovation Partners, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Innovation Partners, LLC's compliance with applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement journal entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by management noting no differences.

4. Provided the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by management supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mayer, Smith + Roller, P.A.

Charlotte, North Carolina
January 16, 2015

INNOVATION PARTNERS, LLC

Matthews, North Carolina

Moyer, Smith & Roller, P.A.
Certified Public Accountants

INNOVATION PARTNERS, LLC

Matthews, North Carolina

Audited

Financial Statements

At

December 31, 2014

And

For The Year Then Ended

* * * * * * *

TABLE OF CONTENTS

Page

Financial Statements:

Prepare for Tomorrow

MSR

Moyer, Smith & Roller, P.A.
Certified Public Accountants

7229 Albemarle Rd., Suite A
Charlotte, NC 28227
T: 704-566-0222
F: 704-531-6197
cpacharlotte@msr-cpa.com
www.msr-cpa.com

Report of Independent Registered Public Accounting Firm

To the Members
of Innovation Partners, LLC

We have audited the accompanying statement of financial condition of Innovation Partners, LLC (a North Carolina limited liability company) as of December 31, 2014, and the related statements of operations, cash flows, and changes in members' equity for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of Innovation Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innovation Partners, LLC as of December 31, 2014, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Moyer, Smith + Roller, P.A.

Charlotte, North Carolina
January 16, 2015

INNOVATION PARTNERS, LLC
Statement of Financial Position
December 31, 2014

ASSETS

Current Assets		
Cash	$	168,302
CRD Account		1,817
Commissions Advance		3,000
Commissions Receivable		106,435
Prepaid Expenses		37,259
Security Deposit		3,328
Total Current Assets		320,141
TOTAL ASSETS	$	320,141

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Commissions Payable	$	180,402
Total Liabilities		180,402
Members' Equity		139,739
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	320,141

See Independent Auditors' Report and Accompanying Notes.

INNOVATION PARTNERS, LLC
Statement of Operations
For The Year Ended December 31, 2014

Revenues	$ 4,650,731
Operating Expenses	
Bank Charges	11,156
Commissions Expense	2,347,583
Continuing Education	5,866
Insurance	38,183
Licenses and NASD Fees	145,512
Marketing Fees	166,457
Miscellaneous Expense	36,834
Office Expense	10,728
Payroll Tax Expense	689
Professional Fees	1,855,251
Rent	22,519
Salaries and Wages	9,000
Total Operating Expenses	4,649,778
Net Income From Operations	$ 953

See Independent Auditors' Report and Accompanying Notes.

INNOVATION PARTNERS, LLC
Statement Of Cash Flows
For The Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 953
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease in CRD Account	(297)
(Increase) Decrease in Commissions Advance	(3,000)
(Increase) Decrease in Commissions Receivable	(106,435)
(Increase) Decrease in Prepaid Expenses	(6,659)
Increase (Decrease) in Commission Payable	78,233
NET CASH USED IN OPERATING ACTIVITIES	(37,205)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(37,205)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	205,507
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 168,302

See Independent Auditors' Report and Accompanying Notes.

INNOVATION PARTNERS, LLC
Statement of Changes in Members' Equity
For The Year Ended December 31, 2014

Description:

Beginning Balance	$ 138,786
Plus: Net Income	953
Ending Balance	$ 139,739

See Independent Auditors' Report and Accompanying Notes.

INNOVATION PARTNERS, LLC
Notes To Financial Statements
December 31, 2014

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Innovation Partners LLC, a North Carolina limited liability company organized in 2007, acts as an independent broker-dealer and actuarial firm that specializes in the development and distribution of registered and private placement variable insurance products, other private placement products and provides financial advice on significant mergers, acquisitions, restructurings and similar corporate finance matters. The Company also provides retirement advice and other financial advisory services. The Company acts for clients located throughout the continental United States and in certain international markets.

The Company operated pursuant to the (k)(2)(i) exemptive provisions of SEC Rule 15c3-3 and does not hold clients' funds or securities. The Company is registered according to the $5,000 net capital provisions of SEC Rule 15c3-1.

The Company does not participate in market making, firm commitment underwriting, option transactions, municipal transactions or proprietary trading at this time.

Limited Liability Company / Income Taxes

The Company files its income tax return on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member accounts.

Revenue Recognition

Revenue is recognized when a result is accomplished which requires the client to pay the Company per the contract between the client and the Company. Expenses of the firm are recorded when the obligation is incurred.

Cash and Cash Equivalents

The Company considers all highly liquid unrestricted investments with maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events

Management has evaluated subsequent events through January 16, 2015, the date the financial statements were available to be released.

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:

Interest	$ 0
Income Taxes	$ 0

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - EXEMPTION STATUS UNDER SEC RULE 15c3-3

Innovation Partners, LLC has no control over the funds nor the securities which it handles on behalf of customers. All funds are transferred directly from the customer to the clearing facility. Upon receipt of customer funds, the clearing facility transfers securities to the customer and Innovation Partners, LLC receives a commission from the transaction. We believe that the transactions of Innovation Partners, LLC are within the exemptions section which is located at Rule 15c3-3 (k)(2)(i).

NOTE C - RELATED PARTY TRANSACTIONS

During 2014, Insigne Advisor Consulting, LLC, which is owned by the members of Innovation Partners, LLC, was paid $788,080 in consulting and professional fees for actuarial product development. The Company paid Insigne Advisor Consulting, LLC $2,550 for office space.

During 2014, the Company paid $5,930 to Yanique Lawrence and $37,873 to Patrick Sutherland for commissions and other professional services. Both are members of the LLC.

NOTE D - LEASES

The Company leases facilities for its headquarters under an operating lease dated December 17, 2014. As of December 31, 2014, the future minimum lease payments required by this lease are as follows:

Year Ending December 31	Amount
2015	$ 40,837
2016	42,066
2017	43,322
2018	44,615
2019	11,235
Thereafter	-
Total	$ 182,075

NOTE E - COMPUTATION OF NET CAPITAL

In compliance with the National Association of Securities Dealers, Inc., net capital at December 31, 2014, is computed as follows:

Total Assets	$ 320,141
Total Liabilities	(180,402)
Total Net Worth	139,739
Subordinate Loans	-
Adjusted Net Worth	139,739
Less Non-Allowable Assets:	
CRD Account	(1,817)
Commissions Advance	(3,000)
Prepaid Expenses	(37,259)
Security Deposit	(3,328)
Current Capital	94,335
Less Haircuts	-
Net Capital	94,335
Required Capital	5,000
Excess Net Capital	89,335
Aggregate Indebtedness	
Aggregate Indebtedness to Net Capital	

NOTE E - COMPUTATION OF NET CAPITAL (continued)

The computed excess net capital per the company agreed with audited excess net capital.

Excess Net Capital	$	89,335
Excess Net Capital per company computation		89,335
Difference	$	-

NOTE F - CREDIT RISKS AND OTHER CONCENTRATIONS

Innovation Partners, LLC places its cash and cash equivalents on deposit with a North Carolina financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2014, the Company's cash balance did not exceed this limit. However, from time to time during the course of the year, the Company's cash balances may exceed this insured limit.

NOTE G - GENERAL COMMENTS

Our audit was conducted in accordance with auditing standards generally accepted in the United States of America. During the course of this audit, we did not discover any material inadequacies that would have an effect on net capital.